Filed by AMB Property Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ProLogis

Registration Statement #333-172741

FOR immediate release

AMB Property Corporation® SETS DATE OF SPECIAL MEETING OF SHAREHOLDERS TO VOTE ON MERGER WITH Prologis

SAN FRANCISCO, April 28, 2011 -- AMB Property Corporation®(NYSE: AMB), a leading owner, operator and developer of global industrial real estate, has scheduled a special meeting of stockholders to consider and vote upon the proposed merger between ProLogis and AMB Property Corporation.  AMB common stockholders of record at the close of business on April 21, 2011 will be entitled to notice of, and to vote at, the special meeting, which is scheduled to be held on Wednesday, June 1, 2011 at 9:00 AM PDT/12:00 PM EDT at AMB's corporate headquarters located at Pier 1, Bay 1 in San Francisco, California. Subject to receipt of stockholder approval and satisfaction or waiver of the other closing conditions, the anticipated effective date of the merger is June 3, 2011.

AMB expects to declare its second quarter dividend on May 5, 2011, in coordination with ProLogis as contemplated by the merger agreement.

AMB Property Corporation.® Local partner to global trade.™

AMB Property Corporation® is a leading owner, operator and developer of industrial real estate, focused on major hub and gateway distribution markets in the Americas, Europe and Asia. As of March 31, 2011, AMB owned, or had investments in, on a consolidated basis or through unconsolidated joint ventures, properties and development projects expected to total approximately 161 million square feet (15 million square meters) in 49 markets within 15 countries. AMB invests in properties located predominantly in the infill submarkets of its targeted markets. The company's portfolio is comprised of High Throughput Distribution® facilities—industrial properties built for speed and located near airports, seaports and ground transportation systems.

AMB’s press releases are available on the company website at www.amb.com or by contacting the Investor Relations department at +1 415 394 9000.

In addition to historical information, this document contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended.  These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which ProLogis and AMB operate and beliefs of and assumptions made by ProLogis management and AMB management, involve uncertainties that could significantly affect the financial results of ProLogis or AMB or the combined company if the proposed business combination transaction

Pier 1, Bay 1    San Francisco, California 94111    United States    Main +1 415 394 9000    Fax +1 415 394 9001

is completed.  Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature.  Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving ProLogis and AMB, including future financial and operating results, the combined company's plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future – including statements relating to rent and occupancy growth, development activity and changes in sales or contribution volume of developed properties, general conditions in the geographic areas where we operate and the availability of capital in existing or new property funds – are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict.  Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic climates, (ii) changes in financial markets, interest rates and foreign currency exchange rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, (v) maintenance of real estate investment trust ("REIT") status, (vi) availability of financing and capital, (vii) changes in demand for developed properties, (viii) risks associated with achieving expected revenue synergies or cost savings, (ix) risks associated with the ability to consummate the merger and the timing of the closing of the merger, and (x) those additional risks and factors discussed in reports filed with the Securities and Exchange Commission ("SEC") by ProLogis and AMB from time to time, including those discussed under the heading "Risk Factors" in their respective most recently filed reports on Form 10-K and 10-Q. Neither ProLogis nor AMB undertakes any duty to update any forward-looking statements appearing in this document.

In connection with the proposed transaction, AMB Property Corporation (“AMB”) has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of ProLogis and AMB that also constitutes a prospectus of AMB.  INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  You may obtain a free copy of the joint proxy statement/prospectus and other relevant documents filed by AMB and ProLogis with the SEC at the SEC’s website at www.sec.gov.  Copies of the documents filed by AMB with the SEC are available free of charge on AMB’s website at www.amb.com or by contacting AMB Investor Relations at (415) 394-9000.  Copies of the documents filed by ProLogis with the SEC are available free of charge on ProLogis’ website at www.prologis.com or by contacting ProLogis Investor Relations at (303) 567-5690.

AMB and ProLogis and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  You can find information about AMB’s executive officers and directors in AMB’s Annual Report on Form 10-K filed with the SEC on February 18, 2011, as amended on Form 10-K/A filed with the SEC on March 10, 2011 and the definitive proxy statement filed with the SEC on March 23, 2011.  You can find information about ProLogis’ executive officers and directors in ProLogis’ Annual Report on Form 10-K filed on February 28, 2011, as amended on Form 10-K/A filed with the SEC on March 28, 2011 and definitive proxy statement filed with the SEC on March 30, 2010.  Additional information regarding the interests of such potential participants are  included in the joint proxy statement/prospectus and other relevant documents filed with the SEC as and when they become available. You may obtain free copies of these documents from AMB or ProLogis using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

CONTACTS

Tracy A. Ward Vice President, IR & Corporate Communications Direct +1 415 733 9565 Email tward@amb.com	Jon M. Boilard Director, Media and Public Relations Direct +1 415 733 9561 Email jboilard@amb.com